Exhibit 21

LIST OF SUBSIDIARIES

OF

SUNOPTA INC.

Name of Company	Date of Incorporation or Acquisition	Jurisdiction of Incorporation	Ownership
SunOpta LP	2001	Delaware	100%
SunOpta Food Group LLC	2004	Delaware	100%
SunOpta Aseptic, Inc.	2000	Minnesota	100%
Sunrich LLC	2004	Minnesota	100%
SunOpta Ingredients, Inc.	2002	Delaware	100%
SunOpta Holdings Inc.	2004	Delaware	100%
SunOpta Financing Inc.	2004	Delaware	100%
Opta Minerals Inc.	2004	Federal Canada	70.6%
Organic Ingredients Inc.	2004	California	100%
Cleugh’s Frozen Foods, Inc.	2005	California	100%
Pacific Fruit Processors, Inc.	2005	California	100%
3060385 Nova Scotia Company	2002	Nova Scotia	100%
Drive Organics Corp.	2002	British Columbia	100%